U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                       AMENDMENT NO. 1
                           FORM 10-SB12G


                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                     MEDINA INTERNATIONAL CORP.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                           98-0377767
------------------------------     -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


         #1305-1090 W. Georgia Street
            Vancouver, B.C., Canada              V6E 3V7
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (604) 685-2719
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General
-------
Medina International Corp. was incorporated in the State of Nevada on May 22, 2002, and provides consulting services to oil and gas companies in Canada and the United States. We are still in the development stage and have generated only $7,130 in revenues to date.
 Our ability to continue operations as a going concern is dependent upon our success in obtaining capital through the sale of common stock or other securities, generation of revenues and ultimately achieving profitable operations. From inception to September 30, 2003, we had an accumulated deficit of $12,460.

Consulting Services
-------------------
We offer and provide professional consulting services for the technical and economic evaluation and prospect generation of petroleum and natural gas resources worldwide. Since our directors combined have over 57 years of experience in their respective fields, we expect to be able to complete all consulting jobs ourselves until such time as demand for consulting work is sufficient to hire outside consultants.

Our primary business operations consist of:

1. Conducting due diligence service for clients on petroleum and natural gas projects, to include determination of ownership of rights and land by searching government records such as the Bureau of Land Management, U.S. Geological Survey records, etc.

2. Identifying potential petroleum and natural gas projects available for acquisition by clients using
      Internet web searches, public records searches, review of industry journal classified ads, etc.; and

3. Providing professional services to petroleum and natural gas clients primarily in the technical areas of geology, geophysics and petroleum engineering.
      These services will include seismic acquisition, planning and interpretation, including 3-D modeling, geochemistry, field mapping, core logging, drilling prospect reviews, quantitative log analysis and basin and structural analysis. In addition, we will also perform reserve estimation and audits, reservoir management, evaluate, design and implement field production management and enhancement programs to maximize the economic return, as well as other related professional consulting services requested by our clients.

We provide consulting services to the following type of clients:

1. Corporate and institutional non-operating petroleum and natural gas investors who do not have the in-house technical expertise to fully evaluate a project. We will assist the investor in evaluating the merits of a project before the investor commits to fund a project through direct investment or the acquisition of shares in the corporate target.

2. Petroleum and natural gas companies who do not have the in-house technical expertise to evaluate or generate prospects in a part of the world the company has decided to seek or obtain projects in.

Our typical clients may include petroleum and natural gas companies, oil service companies, utilities and manufacturing companies with petroleum and/or natural gas interests, institutional and individual investors, banks, independent power developers, drilling and producing property income funds and various agencies within domestic and foreign governments.

The consulting services we offer include the following:

Geology & Geophysics:

-  Drilling prospect review and analysis.
- Evaluation and design of exploration, production and infill drilling and field appraisal programs.

- Seismic interpretation, including 3-D workstation modeling.

-  Regional and local geological studies.

Petroleum Engineering:

-  Reserve estimation and audits.

-  Reservoir management.

- Design and implementation of production management systems to maximize the economic return from petroleum investments.

-  Oilfield operations oversight.

-  Service company operations.

Economics and Commercial:

- Determination of fair market values of current assets, from direct investments in individual projects to entire companies or subsidiaries.

-  Prospect and project financial modeling.

- Development of new business plans, including analysis of re-allocation of invested capital to higher yielding projects;

- Management of non-operated direct mineral interests to maximize financial return to investors.

-  Business operation audits.

- Recommendation to improve corporate operating efficiency, profitability and growth.

Corporate Finance:

- Conduct due diligence research and assessment of potential joint partners or investment targets, encompassing industry reputation, prior track record, technical capabilities, financial condition and litigation background.

-  Fair market valuations and fairness opinions.

- Structure and negotiate the acquisition or sale of assets, from individual producing properties to entire companies.

- Advise and assist clients in maximizing the value received from asset divestitures, inclusive of establishing data rooms and preparation of marketing brochures.

- Prepare documentation and corporate profiles to introduce clients to new capital sources and joint venture funding.

Contract Issues

We are seeking to retain, on an as-needed basis, consultants with both domestic and international petroleum contract experience to evaluate and design various mineral resource contracts, including:

-  Mineral leases.

-  Joint venture agreements.

-  Joint operating agreements.

-  Division orders.

-  Oil & gas sales and transportation agreements.

-  International concession and production sharing agreements.

Consultants
-----------
Our strength, as technical consultants, is the ability of our management to assess the economic and commercial aspects of direct investments and ventures and to provide recommendations and execution/implementation strategies designed to maximize the economical return associated with established or prospective projects for our clients. In order to achieve that goal, we will need to retain a strong database of highly experienced consultants. We have not yet retained any consultants, however, we have verbal agreements with several consultants and consulting companies with consultants for hire to fill any consulting support we may need on an as-needed basis. Some of those companies are: Nalkaweig, Hueni & Associates, Craig Phelps, Splitrock Energy, Magus Engineering, Fox Consulting, Hunt Wallace &

Associates and PNP Petroleum. We have also discussed getting referrals of graduate students from Dr. Marc Bustin, a Professor of Petroleum and Coal Geology in the Department of Earth and Ocean Sciences at the University of British Columbia We do not currently have a Consulting Agreement, but intend to work with our legal counsel over the next several months to design such an agreement. Until our business operations expand, we don't anticipate retaining any outside consultants, as our officers and directors are capable of performing most, if not all, of the services we offer. All services to date have been performed by our officers and directors. Our directors combined have over 57 years of experience in their respective fields and have established many personal contacts and friendships all over the world. As a result, we don't anticipate having any problem filling our consulting database with the experts we will need to perform the services we offer.</R.

During the next twelve months, we will be trying to locate worldwide consultants experienced in the following areas of expertise to form a database from which we could draw on an as-needed basis to provide consulting services to our clients:

- Geology
- Geophysics
- Reservoir Engineering
- Drilling
- Legal for Mining, Oil and Gas Industry
- Contract Negotiation for Mining, Oil and Gas Industry
- Accounting for Mining, Oil and Gas Industry
- Finance for Mining, Oil and Gas Industry

The members we choose for our consulting "pool" will have obtained their training by working for petroleum and natural gas companies and will have extensive experience in the mining, oil and gas industries.
In many cases, they will have worked in different regions of the world, thereby enabling them to quickly evaluate a project based upon previous experience. We will also seek to retain consultants who have their own equipment to avoid the expense of leasing equipment necessary to perform some of our offered consulting services.

We will be seeking consultants who are widely distributed geographically, giving us active representation in the various major centers of the petroleum and natural gas business worldwide.

The primary locations that we will concentrate on initially establishing our services and consultants are the United States and Canada. Once we have established consultants in these countries and as funds become available, we intend to expand into the United Kingdom and South America, followed by Africa.

It is our vision to be a virtual company of widely-dispersed experts linked by the Internet. The skills necessary to evaluate or generate a project can be brought together quickly providing a team approach by utilizing the Internet when appropriate to evaluate and/or generate petroleum and natural gas projects. If we do not already have a technical expert in our database/consulting pool capable of performing a certain task, we anticipate we will be able to locate someone though one of our technical industry contacts or by referral from one of our consultants. We don't anticipate any problems filling our consulting database with the experts we will need to perform the services we offer.

We anticipate beginning solicitation and recruitment of consultants once our business increases to a level that we can start giving work to outside consultants or until we receive a consulting job that our officers and directors cannot perform or if a conflict arises with the schedules of our officers and directors that will not allow any of them to handle the job. Until that time, our officers and directors intend to perform all consulting services.

 Currently, the following services have been or will be performed by the following officers, directors and/or unrelated third parties:

Financial Services:
Economics & Commercial                  Brad Colby, Nick DemMare,
                                        Harvey Lim
Corporate Finance                       Nick DeMare, Harvey Lim
Contract Revision                       Brad Colby, Nick DeMare

Engineering Services:
Geology and Geophysics                  Brad Colby
Drilling prospect review & analysis     Brad Colby
Evaluation & design of exploration,
  production and infill drilling
  and field appraisal programs          Brad Colby

Petroleum Engineering Services:
Oilfield operations oversight           Brad Colby
Service company operations              Brad Colby

Geology & Geophysics Services:
Seismic interpretation, including
  3-D workstation modeling              R. Marc Bustin, Professor
Regional and local geological studies   R. Marc Bustin, Professor

Petroleum Engineering Services:
Reserve estimation and audits           R. Marc Bustin, Professor
Reservoir management                    Craig Phelps
Design and implementation of
  production management systems to
  maximize the economic return from
  petroleum investments                 Malkawiez,Hueni & Associates


Revenues
--------
Our revenues are earned by charging consulting fees for services rendered. The fee structure associated with the various types of services provided will be:

Geology & Geophysics:
We bill out our consultants at $200 per hour for the following services:

-  review and analysis of existing prospects;
-  seismic evaluation and interpretation; and
-  regional and local geological studies.

If new projects/prospects are generated for a client, a fee of $200 per hour will be billed, along with obtaining a contract for a gross overriding royalty on 100% of production on the property of between 2% and 5%, which will be negotiated on a project-by-project basis. By obtaining an overriding royalty, we will be able to participate in any profits associated with oil and natural gas prospects that prove up reserves.

Petroleum Engineering, Economics and Commercial and Contracts:
Services provided relating to petroleum engineering, economics and commercial contracts will be billed at $200 per hour.

Corporate Finance:
When we provide market valuations and fairness opinions the fee charged will be a set amount depending upon the value of the asset and the degree of complication associated with the valuation. With respect to structuring and negotiating the sale of assets, we will charge a set fee of 1% to 2% of the value of the asset. All other corporate finance consulting services will be charged out at $200 per hour.

To date, we have generated $7,130 in revenues from general corporate consulting services provided by Nick DeMare and Brad Colby, officers and directors, to American Oil & Gas and North American Oil
& Gas, Inc. (NAOGI), a company in which Nick DeMare is also an officer, director and minority shareholder.

Factors for Success
-------------------
The principal factors that are key to our success are:

1. Impeccable reputations of our management and consultants with respect to:
    - trustworthiness and integrity;
    - high level of expertise in the various technical areas of the oil and gas sector; and
    - confidentiality and discretion in dealing with the projects of the client.

2.  Maintaining a high level of client service and satisfaction
    - Understanding clients needs on a continuing basis.

4. Developing and maintaining an excellent contact base with large oil and natural gas companies in North America at first, and other regions of the world as we grow.

5. Providing a broad range of services within the oil and natural gas sector such that clients can come to us and obtain an entire package of services.

6. Maintaining accurate, current and detailed cost accounting of our revenues and expenses.

7. Maintaining a client base consisting of many different companies who are in good financial condition thereby keeping bad debt expenses to a minimum.

8. Assuring our consultants are up to date in new technologies being developed in the oil and natural gas industry such that we are recognized as being a leader in our areas of expertise.
                                  7

Competition
-----------
Providing consulting services to the mining and petroleum industry is a highly competitive business. Some of our principal competitors are:

- Sproule Associates Inc., a company founded in 1951 with offices in Calgary, Denver and Houston, which offers geological and petroleum engineering consulting services for both domestic and international oil and gas companies, financial organizations and government agencies.

- IHS Energy, a worldwide consulting company headquartered in Englewood, Colorado, which provides decision-making support and services to exploration and production companies to include new venture assessment, asset management, portfolio management and petroleum data management. The company assists its clients with specific analysis of project economics, risk assessment and reserve estimation.

- Malkewicz Hueni and Associates, located in Golden, Colorado, specializes in providing high end technical analysis for tough reservoir management problems and decision making, using

- integrated analysis of geophysics, petrophysics, geology, reservoir simulation and economic valuation and risk assessment.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our name as a reliable and constant source for professional consultingservices in the industry. Any significant increase competitors or competitors with better, more efficient services could make it more difficult for us to gain market share or establish and generate revenues; however, we believe we can successfully compete in the market by providing timely, efficient, effective and reliable services to our clients. Since we are only starting our business operations, we do not yet have a ranking in the industry.

Marketing Plan
--------------
 We intend to be fully operational by the end of the second quarter of 2004 and are currently in the process of building our client and consultant base. We intend to attract some of our clients by referral from our business associates and co-workers; however, we also intend to advertise in industry journals and publications and attend industry trade shows during the next 12 months. In
September 2003, we attended the Oil Sands Trade Show & Conference in Fort McMurray, Alberta, Canada; in October 2003, we attended the SPE Annual Technical Conference & Exhibition in Denver, Colorado; and in December 2003, we attended the Gas Outlook 2004 trade show in Houston, Texas. These shows have resulted in many new industry contacts. We intend to continue attending trade shows and industry conferences throughout 2004 and hope to build some of our customer base, and possibly consultant base, through contacts made at these shows. We are currently contacting exhibitors and attendees from the shows we attended in the last quarter of 2003 to re-introduce ourselves and possibly schedule meetings to introduce and solicit our services. By January 2005, we intend to be an exhibitor at the major trade shows and conferences.

                                 8

In addition, in January 2004, we finished building our website, which is now fully operational. We intend to continue improving the site to add new content over the next few months, hoping to attract new business and possibly consultants.

We expect to spend approximately $15,000 on conference and trade show fees, travel expenses and additional website development over the next 12 months.

 Patents and Trademarks
--------------------------
We currently do not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, as our services are consulting in nature and do not require any such proprietary protection.


Government Regulations
----------------------
Since we only provide consulting services, our business operations will not be subject to any government regulation. However, there are an increasing number of laws and regulations pertaining to the Internet being proposed. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, and quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues related to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. We fully intend to comply with any new legislation or regulation which may apply to our business operations, however, any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business operations, results of operations and financial condition.

In addition, several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our website. Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues. E-commerce is fairly new and rapidly changing and worldwide regulation relating to the Internet and e-commerce is still evolving. Currently, there are few laws or regulations directly applicable to e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease use of our website, or could otherwise have a material adverse effect on our business.


                                  9

Office Facilities
-----------------
We are currently using the office and business premises of one of our directors, Nick DeMare, at #1305 - 1090 West Georgia Street, Vancouver, BC, Canada V6E 3V7, on a rent-free basis. The business premises consist of a single office and administrative support. At such time that the current premises are no longer sufficient, we intend to lease office space in downtown Vancouver at competitive market rates; however, since most of our services are provided by outside consultants, we don't anticipate the need to expand at any time in the near future.

Employees
---------
At the present time, we have  three employees, who are our officers and directors. They each currently work on a part time or as needed basis and devote approximately 5 hours per week to the business of our company. We intend to add administrative staff only if needed, as we expand our operations. Administrative and accounting services are provided by Chase Management Ltd.("Chase"), a private Canadian corporation owned by Nick DeMare, a director and officer. In addition, Harvey Lim, a director, is the Controller of Chase. Chase provides accounting, administration, secretarial and management services to a number of private and public companies. It has five full-time employees (not including Mr. DeMare) and charges its staff at rates comparable to those charged by other companies who provide similar services. We consider the rates charged by Chase to be at fair market value.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Results of Operations
---------------------
We expect our current cash in the bank of $96,364 at September 30, 2003 and as of the date of the filing of this registration statement, plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. As of the date of the filing of this registration statement, we have generated $7,130 in revenues, resulting from the performance of two consulting assignments performed by our officers and directors. We currently have no contracts or written agreements to provide any further services to any party.

                                   10

Plan of Operation
-----------------
 From inception to September 30, 2003, we have spent approximately $13,390 on general and administration expenses to unrelated parties and $6,200 to related parties. These expenses included preliminary design of our website, including telephone calls and postage expense to request and obtain information, fees and travel expenses to attend
trade shows and conferences.    During the next twelve months,
we intend to spend approximately $15,000 in additional research and development. This expense will include conference and trade show fees for approximately five shows throughout the calendar year 2004, travel expenses, advertising in trade journals and publications and retaining professionals on an as-needed basis to update and add content to our website to attract clients and provide relevant, informative industry news and data. We also intend to use the website to attract and maintain consultants for our consulting pool.

We do not intend to purchase any significant property or equipment, nor hire any employees during the next 12 months. For the period from inception to September 30, 2003, we had revenues of $7,130 and incurred net operating losses of $12,460, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our initial offering documents in the State of Nevada, audit services and ongoing corporate administration and accounting.

Liquidity and Capital Resources
-------------------------------
Cash provided by financing activities since inception was $105,000, $100,000 of which were the total proceeds raised in an initial offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to generate revenues sufficient for operations, we may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

The report of our independent auditor on the financial statements for the period ended December 31, 2002 includes an explanatory paragraph relating to the uncertainty of our ability to continue as a going concern. We have suffered losses from operations and require additional financing. We need to obtain additional capital through the sale of our common stock or other securities. Ultimately, we need to generate revenues and attain profitable operations.

Some of the Significant Risks Associated with Our Business
-------------------------------------------------------------
 - We are a high risk, start-up company and, as such, there is uncertainty regarding our future profitability.

Since we have only been incorporated and in existence since
May 2002, we are in our organizational and development stage and have not yet had any significant earnings. There is no guarantee that we will be successful in our business plans. We face all the risks inherent in a relatively new business and there can be no assurance that our activities will be successful and/or result in any substantial revenues.
                                11

- If we are unable to generate revenues or obtain additional financing, which could cause further dilution to our shareholders, our current business plan could fail.

Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

 - There is currently no public trading market for our common stock. As a result, our shareholders may not be able to sell their shares and could potentially lose all of their investment.

Our common stock is listed for trading in the "pink sheets" under the trading symbol "MNAI"; however, trading has not yet commenced. As a result, there is currently no active trading in our Common Stock and there is no assurance that an active trading market will ever develop. Accordingly, there is a very high risk that our current stockholders may not be able to be resell their securities at any time in the future.

 - If we do not successfully establish and maintain our company as a highly trusted and respected name in the industry or are unable to attract and retain clients, we could sustain loss of revenues, which could result in the failure of our current business plan.

In order to attract and retain a client base and increase business, we must establish, maintain and strengthen our name and services we provide. In order to be successful in establishing our reputation, clients must perceive us as a trusted source for quality services.
If we are unable to attract and retain clients with our current marketing plans, we may not be able to successfully establish our name and reputation, which could result in loss of revenues.

 Related Party Transactions
------------------------------
From inception to September 30, 2003, we paid a total of $2,700 to Chase Management Ltd., a privately-held Canadian corporation, owned by Nick DeMare, an officer and director, for accounting and administrative services provided.

From inception to September 30, 2003, we received $2,000 for consulting services provided to North American Oil & Gas Inc., a publicly traded company, of which Nick DeMare, is an officer, director and minority shareholder.

From inception to September 30, 2003, Nick DeMare and Brad Colby, officers and directors, have provided consulting services for no consideration. For accounting purposes, we have estimated and recorded the fair value of these services to be $3,500.

We currently use the office and business premises of one of our directors, Nick DeMare, at #1305 - 1090 West Georgia Street,
Vancouver, BC, Canada V6E 3V7, on a rent-free basis, without a written agreement.

                                  12

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
 We are currently using the office and business premises of one of our directors, Nick DeMare, at #1305 - 1090 West Georgia Street, Vancouver, BC, Canada V6E 3V7, on a rent-free basis. The business premises consist of a single office and administrative support. There is no written lease agreement or other written contract for the space use.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on the date of this filing for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 3,000,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
-----------------        ---------------------      ----------
Bradley Colby                   500,000                16.5%
26 Wedge Way
Littleton, Colorado  80123

Nick DeMare                     500,000                16.5%
#1305-1090 W. Georgia St.
Vancouver, BC, Canada V6E 3V7
------------------------------

All Officers and
Directors as a Group          1,000,000                33%

(1) The persons named above, who are the only officers, directors and principal shareholders of Medina International Corp.

 (2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officers, directors or beneficial owners and no plans to issue any such rights in the future.


                           13


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or util their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Name                        Age     Position(s)
----                        ---     -----------
Bradley Colby               47      President, CEO and Chairman
                                    of the Board of Directors

Nick DeMare                 49      Secretary, Treasurer, Chief
                                    Financial Officer and Director

Harvey Lim                  45      Director

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------
Bradley Colby has been the President, CEO and Chairman of the Board of Directors of our company since May 22, 2002. From March 2000 to October 2002, Mr. Colby was the President, CEO and a Director of Kern County Resources, Ltd. in Littleton, Colorado, a privately held oil and gas exploration and production company which he founded. From March 1998 to March 2000, Mr. Colby was President and a Director of Hilton Petroleum Ltd./Stanford Oil & Gas Ltd. in Vancouver, BC and Calgary, Alberta, Canada, a publicly traded junior oil and gas exploration and production company listed on the TSX Venture Exchange. From
January 1997 to February 1998, Mr. Colby acted as an Independent Petroleum Consultant for Westport Petroleum Inc. in Denver, Colorado and Houston, Texas, a publicly traded oil and gas company listed on the TSX Venture Exchange. Mr. Colby has over twenty years of successful exploration and production land and geological work, including the acquisition and disposition of producing properties, prospect generation and development, and the marketing and sale of drilling joint ventures. His past twenty two years of experience include management of a large, multi-national exploration and production company; management of a leading independent acquisition, exploration and production company; an officer and director of junior public oil and gas companies; and start up of a private oil and gas company. Mr. Colby holds a Bachelor of Science Business Degree in Minerals Land Management from the University of Colorado, where he graduated in 1979, Cum Laude. Mr. Colby attended the Colorado School of Mines in Golden Colorado in Petroleum Engineering from 1975 to 1978.

                                14


 Mr. Colby has approximately 22 years experience in Economics and Commercial consulting, Contract Revision, Geology and Geophysics, and Petroleum Engineering and intends to provide these services to clients of our company on an as-needed basis. Mr. Colby currently devotes approximately 5 hours per week to our business, unless he is providing contract consulting services, at which time he could provide up to 20 hours per week.

Nick DeMare has been Secretary, Treasurer, CFO and a Director of our company since May 22, 2002. Since May, 1991, Mr. DeMare has also been the President of Chase Management Ltd. in Vancouver, British Columbia, a private company which provides a broad range of administrative, management and financial services to private and public companies which engage in mineral exploration and development, gold and silver production, oil and gas exploration and production, and venture capital.
Mr. DeMare indirectly owns 100% of Chase Management Ltd.  Since
September 2002, he has been President and a Director of Global Energy, Inc., a private company in Vancouver B.C., engaged in the oil and gas business. Since June 2001, he has also been the Secretary, Treasurer and a Director of North American Oil & Gas Inc., a private company in Vancouver, B.C., engaged in the oil and gas business. Mr. DeMare currently serves as an officer or director of the following public reporting companies: Aguila American Resources Ltd (TSX Venture Exchange), Gold Point Exploration Ltd. (TSX Venture Exchange), Andean American Mining Corp. (TSX Venture Exchange and Pink Sheets), California Exploration Ltd. (TSX Venture Exchange and OTC BB), Dial Thru International Inc. (OTC BB), GGL Diamond Corp. (TSX Venture Exchange and Pink Sheets), Golden Peaks Resources Ltd. (TSX Venture Exchange and Pink Sheets), Hilton Petroleum
Ltd. (TSX Venture Exchange and OTC BB), Goldmarca Limited (TSX Venture Exchange), Kookaburra Resources Ltd. (TSX Venture Exchange and Pink Sheets), Lariat Resources Ltd. (TSX Venture Exchange), Tinka Resources Limited (TSX Venture Exchange), Trimark Energy Ltd. (TSX Venture Exchange and OTC BB), and Tumi Resources Ltd. (TSX Venture Exchange). Mr. DeMare holds a Bachelor of Commerce Degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Demare has over 20 years experience in Economics, Commercial, Corporate Finance and Contract Revision consulting and intends to provide these services to clients of our company on an as-needed basis. Mr. DeMare currently devotes approximately 5 hours per week to our business, unless he is providing contract consulting services, at which time he could provide up to 20 hours per week.

Harvey Lim has been a Director of our company since May 22, 2002. Since 1988, he has also been the Controller of Chase Managements Ltd. in Vancouver, British Columbia, a private company which provides a broad range of administrative, management and financial services to private and public companies which engage in mineral exploration and development, gold and silver production, oil and gas exploration and production, and venture capital. Mr. Lim currently serves as an officer or director of the following public companies: Gold Point Exploration Ltd. (TSX Venture Exchange), California Exploration Ltd. (TSX Venture Exchange and OTC BB), Hilton Petroleum Ltd.
(TSX Venture Exchange and OTC BB), Trimark Energy Ltd. (TSX Venture Exchange and OTC BB), and Tumi Resources Ltd. (TSX Venture Exchange). Mr. Lim holds a Bachelor of Commerce Degree from the University of British Columbia (1981) and obtained his Chartered Accountancy designation in 1984. Mr. Lim has over 15 years experience in

                               15

Economics, Commercial, Corporate Finance and Contract Revision
consulting and intends to provide these services to clients of
our company on an as-needed basis.   Mr. Lim currently devotes
approximately 5 hours per week to our business, unless he is providing contract consulting services, at which time he could provide up to 20 hours per week.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

-----------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Bradley Colby     2003  None    None   None      None      None

Nice DeMare       2003  None    None   None      None    $ 2,000 (1)

Harvey Lim        2003  None    None   None      None      None
                  -----------------------------------------------

(1) From January 1, 2003 to September 30, 2003, we paid a total of $2,000 to Chase Management Ltd., a privately held company, wholly owned by Nick DeMare, an officer and director, in exchange for accounting and administrative services provided.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We are currently using the business offices of Nick DeMare, an officer and director, in Vancouver, B.C., Canada, on a rent-free basis until such time as we begin to generate revenues. At that time, we will begin paying Mr. DeMare a total of $250 per month for use of the space; however, there will be no retroactive rent paid and there will be no written lease or rental agreement.
 There is currently no written lease agreement or other material terms or arrangement relating to our agreement with Mr. DeMare to use his office. Since inception, we have, however, paid a total of $3,170 to Chase Management Ltd., a privately-held company wholly owned by Mr. DeMare, for administrative and accounting services

                          16

provided to us. These services are billed at the same hourly rate that is charged to other non-related third parties by Chase.
In addition, Messrs. DeMare and Colby, officers and directors, have provided outside consulting services on our behalf for which they has not and will not receive cash compensation. We estimated the fair value of these services to be $3,500, based on the nature of the services provided and our customary billing rate for those services. The services provided were review of financial projections for various oil and gas projects for the client. Accordingly, we have recorded a charge to operations and a credit to additional paid in capital to account for these services.

We received $2,000 for consulting services provided to North American Oil & Gas Inc. (NAOGI), a public company with a common director.
Nick DeMare, an officer and director of Medina International Corp., also an officer and director of NAOGI. Mr. DeMare is also a shareholder and holds 1.9% of the total issued and outstanding common stock of NAOGI.

We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise. Neither our Bylaws, nor Nevada Law have any specific provisions for addressing conflicts of interest; however, we have tentatively agreed that an independent third-party would probably be appointed to resolve any disputes or conflicts that may arise. The appointment would be accomplished by each party submitting the name of their choice for the independent mediator and then one of the names would be randomly drawn. We are currently working with our legal counsel to draw up some type of agreement regarding third-party resolution of any conflicts of interest.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of this filing, there were 3,000,000 shares of Common Stock issued and outstanding, which are held by a total of 40 stockholders of record.

Common Stock
------------
The authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

                              17


Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will be subject to the reporting requirements of the federal securities laws and will be required to file periodic reports, proxy statements and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements, certified by our independent public accountants, following the end of each fiscal year, proxy statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent stock transfer agency.

                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
As of the date of this filing, there were a total of 40 shareholders of record, holding a total of 3,000,000 shares of our Common
Stock. Our Common stock is quoted in the pink sheets under the trading symbol "MNAI"; however no active trading has yet commenced.

 Our Common Stock is characterized as a penny stock and as such, the market liquidity for our Common Stock could be severely affected. In such event, the regulations on penny stocks could limit the ability of broker/dealers to sell our securities and, thus, the ability of purchasers of our Common Stock to sell their shares in the secondary market.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks


                                 18

in connection with trades in any stock defined as a penny stock.  The
SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on a major exchange and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years;
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Since our securities are not quoted on the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD") and we do not have $3,000,000 in net tangible assets, trading in our Common Stock would be covered by Rule 15c2-6 promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") for non-NASDAQ and non-exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities also are exempt from this rule if the market price is at least $5.00 per share.

A total of 1,000,000 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 2,000,000 of the issued and outstanding shares were sold in an offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Wheeler Wasoff, P.C., independent certified public accountants, have been our only auditors since inception and there have been no disagreements between us and Wheeler Wasoff, P.C.

                               19




ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On May 22, 2002, a total of 1,000,000 shares of Common Stock were issued for cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our officers and directors. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made to the officers and directors only in transactions not involving a public offering. The purchasers were our officers and directors who had access to all of the information which would be required to be included in a registration statement. Each of the purchasers were sophisticated investors who had the ability to bear the economic risk of the loss of their investment and there was no general solicitation or advertising associated with the sales.

In April, 2003, a total of 2,000,000 shares of Common Stock were issued to 38 investors in exchange for $100,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on December 18, 2002. Prior to purchase, each purchaser was furnished a copy of an Offering Memorandum, reviewed and qualified by the State of Nevada, which contained all of the required financial and business disclosures, as well as information regarding the limitations on possible resale of their shares in the future, all pursuant to the disclosure requirements of Regulation D, Rule 504. In addition, each purchaser was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and any additional information they wanted to verify the accuracy of the information we furnished in the Offering Memorandum. None of the purchasers requested any information in addition to the offering documents. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law, and specifically, Nevada
Revised Statutes Ch. 78.751, Article XII of our Articles of incorporation and Article 10.2 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interests. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.


                              20

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

























                                21











                   Medina International Corp.

                 (A Development Stage Company)

                 FINANCIAL STATEMENTS FOR THE
        NINE MONTHS ENDED SEPTEMBER 30, 2003 (Unaudited), INCEPTION (MAY 22, 2002) TO SEPTEMBER 30, 2002 (Unaudited),
       INCEPTION (MAY 22, 2002) TO DECEMBER 31, 2002 AND INCEPTION (MAY 22, 2002) TO SEPTEMBER 30, 2003 (Unaudited












                             22




                       MEDINA INTERNATIONAL CORP.
                      (A Development Stage Company)


                            I N D E X


Independent Auditor's Report	                                   F-2

Balance Sheets
  September 30, 2003 (Unaudited) and December 31, 2002	           F-3

Statements of Operations
  Nine Months Ended September 30, 2003 (Unaudited),
  Inception (May 22, 2002) to September 30, 2002 (Unaudited),
  Inception (May 22, 2002) to December 31, 2002 and
  Cumulative Amounts from Inception (May 22, 2002) to
  September 30, 2003 (Unaudited)	                           F-4

Statement of Stockholders' Equity
  Inception (May 22, 2002) to December 31, 2002 and
  Nine Months Ended September 30, 2003 (Unaudited)	           F-5

Statements of Cash Flows
  Nine Months Ended September 30, 2003 (Unaudited),
  Inception (May 22, 2002) to September 30, 2002
  (Unaudited), Inception (May 22, 2002) to December 31,
  2002 and Cumulative Amounts from Inception (May 22, 2002)
  to September 30, 2003 (Unaudited)	                            F-6

Notes to Financial Statements	                              F-7 - F-10







                                 23




WHEELER WASOFF, P.C.                                         F-2
1601 Blake Street
Suite 505
Denver, Colorado 80202

                      INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Medina International Corp.

We have audited the accompanying balance sheet of Medina
International Corp. (a development stage company) as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the period from inception (May 22, 2002) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medina International Corp. as of December 31, 2002, and the results of its operations and its cash flows for the period from inception (May 22, 2002) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has not commenced principal operations and has incurred operating losses since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Wheeler Wasoff, P.C.
Denver, Colorado
July 9, 2003

                                   24


                     MEDINA INTERNATIONAL CORP.               F-3
                   (A Development Stage Company)
                          BALANCE SHEETS

                              September 30,     December 31,
                                  2003              2002
                               (Unaudited)
                                    $		     $
A S S E T S
-----------
CURRENT ASSETS
  Cash	                     96,364           1,504
  Prepaid expense                   202               -
    	                          -------          ------
                                 96,566           1,504

DEFERRED OFFERING COSTS               -           2,509
                                -------          ------
                                 96,566           4,013
                                =======          ======

L I A B I L I T I E S  &  S T O C K H O L D E R S'  E Q U I T Y
---------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable                5,035           2,144
                                -------          ------

STOCKHOLDERS' EQUITY (Note 3)
 Common stock, $0.001 par value
  Authorized - 50,000,000 shares
  Issued and outstanding -
  3,000,000 shares
  (December 31 2002 -
  1,000,000 shares)               3,000           1,000
Additional paid-in capital      100,991           4,000
(Deficit) accumulated during
  the development stage         (12,460)         (3,131)
                                -------          ------
                                 91,531           1,869
                                -------          ------
                                 96,566           4,013
                                =======          ======



The accompanying notes are an integral part of these financial statements.

                                  25


                 MEDINA INTERNATIONAL CORP.                    F-4
               (A Development Stage Company)
                 STATEMENTS OF OPERATIONS
                                                              Cumulative
             	                                               from
	             Nine Months    Inception    Inception      Inception
                      Ended    (May 22, 2002)(May 22, 2002) (May 22, 2002)
                  September 30,     to            to             to
                      2003      September 30,  December 31,  September 30,
                                   2002           2002           2003
                  (Unaudited)   (Unaudited)                  (Unaudited)
                      $             $              $               $
                  -------------------------------------------------------

REVENUE
Consulting fees-
   related           2,000             -            -          $   2,000

   Consulting fees-
   other             5,130             -            -              5,130
                  -------------------------------------------------------
OPERATING EXPENSES
  General and
  administrative
  expenses       10,959         728           2,431           13,390

  Consulting and
  administrative
  expenses-related   5,500           -             700            6,200 </R.
                  -------------------------------------------------------
NET (LOSS) FOR
THE PERIOD          (9,329)       (728)         (3,131)         (12,460)
                  =======================================================

NET (LOSS) PER
COMMON SHARE -
BASIC AND
DILUTED         $(0.01)      $    -        $      -         $(0.01)
                  =======================================================

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES OUTSTANDING -
BASIC AND DILUTED 1,871,561   1,000,000      1,000,000       1,480,430
                  =======================================================






The accompanying notes are an integral part of these financial statements.

                                 26





                     MEDINA INTERNATIONAL CORP.                F-5
                   (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY

                           Common Stock                  (Deficit)
                   -------------------------            Accumulated
                                             Additional  during the    Total
                                              Paid-In   Development Stockholders'
                       Shares     Amount      Capital      Stage      Equity
                   -------------------------------------------------------------
                                     $           $          $            $

Inception,
May 22, 2002              -         -            -          -            -

Sale of common
stock for cash at
$0.005 per share     1,000,000    1,000       4,000         -          5,000

Net (loss) for
the period                -         -            -        (3,131)     (3,131)
                   -------------------------------------------------------------
Balance,
December 31, 2002    1,000,000    1,000       4,000       (3,131)      1,869

Services
contributed by
officers                  -         -         3,500         -          3,500

Sale of common
stock for cash
at $0.05 per share   2,000,000    2,000      98,000         -        100,000

Offering costs            -         -        (4,509)        -         (4,509)

Net (loss) for
the period                -         -           -         (9,329)     (9,329)
                   ---------------------------------------------------------

Balance,
September 30, 2003
(Unaudited)         3,000,000     3,000      100,991     (12,460)     91,531
                   =========================================================





The accompanying notes are an integral part of these financial statements.

                      MEDINA INTERNATIONAL CORP.                    F-6
                     (A Development Stage Company)
                       STATEMENTS OF CASH FLOWS
                                                              Cumulative
             	                                               from
	             Nine Months    Inception    Inception      Inception
                      Ended    (May 22, 2002)(May 22, 2002) (May 22, 2002)
                  September 30,     to            to             to
                      2003      September 30,  December 31,  September 30,
                                   2002           2002           2003
                  (Unaudited)   (Unaudited)                   (Unaudited)
                      $             $              $               $
                  -------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) for
the period          (9,329)       (728)         (3,131)        (12,460)
Item not
involving cash -
  Services
  contributed        3,500          -              -             3,500
Changes in assets
and liabilities -
  (Increase) in
  prepaid expense     (202)         -              -             (202)
  Increase in
  accounts payable   2,400         710            635           3,035
                  -------------------------------------------------------
Net cash provided
(used) by operating
activities          (3,631)        (18)        (2,496)         (6,127)
                  -------------------------------------------------------
CASH FLOW FROM INVESTING
ACTIVITIES	           -            -              -              -
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale
of common stock    100,000        5,000         5,000         105,000
Offering costs      (1,509)         -          (1,000)         (2,509)
                  ------------------------------------------------------
Net cash provided
by financing
activities          98,491        5,000         4,000         102,941
                  ------------------------------------------------------
NET INCREASE
IN CASH             94,860        4,982         1,504          96,364
CASH - BEGINNING
OF PERIOD            1,504          -             -              -
                  ------------------------------------------------------
CASH - END OF
PERIOD              96,364        4,982         1,504          96,364
                  ======================================================
SUPPLEMENTAL CASH
FLOW INFORMATION
 Cash paid for
 interest             -             -             -              -
                  ======================================================
 Cash paid for
 Income taxes         -             -             -              -
                  ======================================================

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS                             F-7

Medina International Corp. (the "Company") was incorporated on May 22, 2002, under the laws of the State of Nevada. The Company is an oil and gas consulting company in Canada and the United States and is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS 7"). As of September 30, 2003, the Company has not realized any significant revenues from its planned operations. The Company's principal activities have consisted of raising capital through the sale of its securities.

The Company's fiscal year end is December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------
The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business.

The Company is in the development stage and has not realized any significant revenues from its planned operations. The management of the Company intends to raise working capital through the sale of common stock or other securities, or through other financings.

The Company's financial statements do not include any adjustments related to the realization of the carrying value of assets or the mounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through the sale of common stock or other securities, generation of revenue and ultimately achieving profitable operations.

INCOME TAXES
------------
The Company has adopted the provisions of SFAS 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

At December 31, 2002, the Company had a net operating loss carryforward of $2,600 that may be offset against future taxable income through 2022. These carryforwards are subject to review by the Internal Revenue Service. The Company has fully reserved the $400 tax benefit of this operating loss because the likelihood of realization of the tax benefit cannot be determined. The entire tax benefit is attributable to 2002.

USE OF ESTIMATES                                               F-8
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
-------------------
The Company recognizes revenue from consulting services rendered in the period that the services are performed.

(LOSS) PER COMMON SHARE
-----------------------
(Loss) per common share is computed based on the weighted average number of common shares outstanding during the period.

SHARE BASED COMPENSATION
------------------------
In October 1995, SFAS 123, "Accounting for Stock-Based Compensation", was issued. This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board Opinion No. 25 ("APB 25"). The Company has elected to utilize APB 25 for measurement; and will, pursuant to SFAS 123, disclose supplementally the pro forma effects on net income and earnings per share of using a new measurement criteria.

CASH EQUIVALENTS
----------------
For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company may have cash in banks in excess of federally insured amounts.

CONCENTRATION OF CREDIT RISK
----------------------------
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company maintains cash accounts at one financial institution. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

FAIR VALUE
----------
The carrying amount reported in the balance sheet for cash and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)    F-9

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of assets retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement
disclosure.   SFAS 143 requires that an asset retirement cost should
be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and
rational method.   The provisions of SFAS 143 are effective for
financial statements issued for fiscal years beginning after
June 15, 2002.   The adoption of SFAS 143 is not expected to have
a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the

                                                          F-10

method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy and provide the disclosure requirements of SFAS 148.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

3.	STOCKHOLDERS' EQUITY
On May 22, 2002, the Company completed the sale to its founders of an aggregate of 1,000,000 shares of common stock, at a price of $0.005 per common share, for cash proceeds of $5,000.

On June 30, 2003, the Company completed the sale of an aggregate of 2,000,000 shares of common stock, at a price of $0.05 per common share, for cash proceeds of $95,491, net of $4,509 of commissions and related issue costs, of which $2,000 is included in accounts payable at September 30, 2003.

The shares of common stock were sold pursuant to Section 4(2) and Regulation D, promulgated under the Securities Act of 1933, as amended.

4.	RELATED PARTY TRANSACTIONS
During the nine month period ended September 30, 2003:

i)	the Company paid $2,000 (period from May 22, 2002 to December 31,
2002 - $700; period from May 22, 2002 to September 30, 2002 - $nil) for accounting and administrative services provided by a company owned by a director of the Company;

ii)	the Company received $2,000 for consulting services provided to a company with a common director; and

iii)	directors of the Company provided consulting services to the
Company for no consideration. The Company estimated the fair value of these services to be $3,500. Accordingly, the Company has recorded a charge to operations and a credit to additional paid in capital for the services.

5.	COMPREHENSIVE INCOME
There are no adjustments necessary to the net (loss) as presented in the accompanying statement of operations to derive comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income".







                            32



                         PART III

Items 1 and 2.   Index to and Description of Exhibits
-----------------------------------------------------
The following exhibits are included in this registration statement:

Exhibit No.      Description                    Page No.
-----------      -----------                    --------

   3(i)          Articles of Incorporation         29
   3(ii)         Bylaws                            33
  99(i)          Founders' Stock Subscription      55
                 Agreements

                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Medina International Corp.,
                               a Nevada corporation, Registrant
                               --------------------------------


Date:  February 10,  2004       By: /s/ Bradley Colby, President,
                                CEO and Director



Date:  February 10, 2004        By:/s/ Nick DeMare, Secretary,
                                Treasurer, CFO and Director



Date:  February 10, 2004        By:/s/ Harvey Lim, Director
















                                   33